
15007907

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K


JUN 2 4 2015
189
SECTION

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______________________ to _______________

Commission file number: 001-03761

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TI CONTRIBUTION AND 401(k) SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

TEXAS INSTRUMENTS INCORPORATED
12500 TI Boulevard
P.O. Box 660199
Dallas, Texas 75266-0199

Financial Statements and Supplemental Schedule

TI Contribution and 401(k) Savings Plan
As of December 31, 2014 and 2013, and for the Year Ended December 31, 2014
With Report of Independent Registered Public Accounting Firm

TI Contribution and 401(k) Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2014 and 2013,
and for the Year Ended December 31, 2014

Contents



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Report of Independent Registered Public Accounting Firm

The Administration Committee
TI Contribution and 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TI Contribution and 401(k) Savings Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TI Contribution and 401(k) Savings Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to the auditing procedures performed in conjunction with the audit of the TI Contribution and 401(k) Savings Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 23, 2015

TI Contribution and 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2014	**2013**
	(In Thousands)	
Assets		
Plan interest in the Master Trust	**$ 3,761,939**	$ 3,519,555
Notes receivable from participants	**41,832**	42,528
Contributions receivable from sponsor	**2,034**	2,044
Contributions receivable from participants	**2,314**	2,376
Total assets	**3,808,119**	3,566,503
Liabilities		
Accrued expenses	**1,024**	910
Net assets available for benefits	**$ 3,807,095**	$ 3,565,593

See accompanying notes.

TI Contribution and 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits
(In Thousands)

Year Ended December 31, 2014

Plan interest in net investment gain from Master Trust	$ 317,839
Interest income on notes receivable from participants	1,753
Contributions:	
Participant	107,527
Employer	56,038
Rollovers	2,636
	166,201
Transfers between Plans within Master Trust	116
Benefits paid to participants	(239,776)
Administrative expenses	(4,631)
Net increase	241,502
Net assets available for benefits:	
Beginning of year	3,565,593
End of year	$ 3,807,095

See accompanying notes.

TI Contribution and 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014

1. Description of the Plan

Texas Instruments Incorporated (TI or the Company) has two defined contribution plans for U.S. participants. One of the plans, the TI 401(k) Savings Plan (the Savings Plan), is closed to new participants. The other plan, the TI Contribution and 401(k) Savings Plan (the C&S Plan), is open to new participants. This report concerns the open plan.

The following description of the C&S Plan provides only general information. Participants should refer to the C&S Plan document for a more complete description of the C&S Plan's provisions.

General

The C&S Plan was adopted effective January 1, 1998. The C&S Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974, as amended (ERISA). The C&S Plan is administered by the Administration Committee of the Company. The Retirement Investment Committee of the Company is responsible for the C&S Plan's investment options.

Eligibility/Participation

Any employee of TI and participating subsidiaries who was a participant in the Savings Plan and who elected to discontinue participation in the Savings Plan after December 31, 1997, and transfer his or her accounts to the C&S Plan became a participant in the C&S Plan as of January 1, 1998. Employees who elected to continue to participate in the Savings Plan are not eligible to participate in the C&S Plan. Any former employee whose accounts were transferred to the C&S Plan as a result of a break in credited service, as defined in the C&S Plan, shall become a participant as of the date such accounts are transferred.

Individuals who became employees after November 30, 1997, and employees of any U.S. subsidiary that has elected to participate in the C&S Plan are eligible to participate in the C&S Plan. Additionally, C&S Plan participants include former employees of certain acquired companies for whom account balances with their previous employer were transferred to and merged with the C&S Plan. An employee who is a U.S. citizen employed by a foreign subsidiary and who is not on the TI expatriate program shall not be eligible to participate in the C&S Plan. Eligibility to contribute to the C&S Plan through salary deferrals or to have TI contributions made on an employee's behalf begins on an employee's employment date.

1. Description of the Plan (continued)

Participants' Accounts

Participants may have one or more of the following accounts within the C&S Plan: a 401(k) Account, which consists of 401(k) contributions, employer matching contributions, and rollovers from other qualified plans; a Contribution Account; a Profit Sharing Account; and a Voluntary Employee Contribution Account (VEC Account).

Participant accounts are credited with the participant's contributions, employer contributions (as defined by the C&S Plan), and allocations of C&S Plan earnings. C&S Plan earnings are allocated based on the participant's share of net earnings or losses of their respective elected investment options. Expenses of administering the C&S Plan and its related trust are deducted from participants' accounts to the extent not paid by the Company.

Contributions

The C&S Plan receives contributions from TI and from participants. Participant contributions are made through periodic payroll deductions, which are limited to the lesser of the amount permitted by C&S Plan provisions or the Internal Revenue Code (the Code). Such contributions are credited to the participant's 401(k) Account. The maximum contribution rate for participants is 50% of the participant's eligible compensation, as defined by the C&S Plan.

The C&S Plan allows catch-up contributions (contributions described in the Economic Growth and Tax Relief Reconciliation Act of 2001 that are in excess of the limits discussed in the preceding paragraph) to participants who attained age 50 or older before the close of the C&S Plan year.

Effective July 1, 2010, a Roth post-tax TI 401(k) contribution option was made available in addition to the traditional pre-tax option.

All new hires have a 30-day enrollment period after which, if the employee has taken no action, he or she will be automatically enrolled in the C&S Plan at a contribution rate of 4%. Financial Engines, an independent investment advisor, will manage the participants' investments through its personal asset manager program. Employees who have been automatically enrolled may at any time opt out of participating in the C&S Plan, change their contribution rate and opt out of the Financial Engines' program.

TI matches a participant's salary deferrals in an amount equal to 100% of the participant's salary deferrals provided that the aggregate match not exceed 4% of the participant's eligible

1. Description of the Plan (continued)

compensation, as defined by the C&S Plan, for the C&S Plan year. Such contributions are credited to the participant's 401(k) Account. Certain eligible participants also receive an employer fixed savings contribution in an amount equal to 2% of such participant's eligible compensation for the C&S Plan year. Employer fixed savings contributions are credited to the eligible participant's Contribution Account. Employees hired after December 31, 2003 are not eligible to receive the 2% employer fixed savings contribution.

Investments

Investment assets of the C&S Plan are held in various investment accounts of the Texas Instruments Incorporated Defined Contribution Plan Master Trust (Master Trust) under a trust agreement with Northern Trust Company (Northern Trust). The assets of the Savings Plan are also held in the Master Trust. Investments in the Master Trust as of December 31, 2014 and 2013, are presented in Note 3. The C&S Plan's ownership in the Master Trust is denominated in units. Units represent the value of the participants' accounts in the C&S Plan.

Interest and dividends and net appreciation (depreciation) in the fair value of investments are allocated among the participating plans in the Master Trust based on the respective number of units held by each plan. Administrative expenses are primarily allocated on a per participant basis. Contributions received, benefits paid, and direct expenses of the participating plans effectively increase or decrease the number of units held by each plan. Participants in their sole discretion may direct contributions and salary deferrals to be invested in and transferred among various investment funds.

Notes Receivable from Participants

Notes receivable from participants represent participant loans. Each loan a participant takes shall be deducted from his or her account, as described in the loan policy adopted under the C&S Plan; shall be secured by that portion of the participant's account balance deducted for the loan; and shall be made for such periods of time, not to exceed five years (except in the case of a residential loan), upon such rate of interest, and subject to other limitations, terms and conditions as the Administration Committee shall determine. The amount of loans available for each participant is limited as described in the loan policy under the C&S Plan.

1. Description of the Plan (continued)

Distributions and Vesting

Each participant is 100% vested in his or her accounts. Upon a participant's termination of employment, such participant shall be entitled to receive the full amount of his or her accounts, subject to repayment of outstanding loans.

A participant whose account balances total less than $1,000 will receive an automatic distribution 90 days after the date of his or her termination.

Withdrawals

A participant, while employed, has the right to withdraw an amount from his or her accounts on or after the earlier of his or her (i) attainment of age 59 1/2 years, or (ii) being determined to be disabled. A participant may withdraw an amount from his or her Profit Sharing Account at any time, provided that the amount withdrawn is at least $500 or 100% of the account balance, whichever is smaller.

A participant has the right to make a withdrawal from his or her VEC Account at any time, provided that the amount withdrawn is at least $500 or 100% of the account balance, whichever is smaller.

Certain further limitations on withdrawals are described in the C&S Plan document.

Transfers between Plans within Master Trust

If a participant in the Savings Plan is terminated and subsequently rehired, the accounts of the affected participant are transferred to the C&S Plan and such participant begins participating in the C&S Plan.

Termination of the Plan

Although there is no current intention to do so, TI may discontinue the C&S Plan by giving written notice to the Administration Committee and the C&S Plan trustee, subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The C&S Plan measures and reports financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The three-level hierarchy below indicates the extent and level of judgment used to estimate fair value measurements.

Level 1 Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date.

Level 2 Uses inputs other than Level 1 that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment because the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data.

Level 3 Uses inputs that are unobservable or supported by little or no market activity and reflect significant management judgment. These values are generally determined using pricing models that utilize management's estimates of market participant assumptions. As of December 31, 2014 and 2013, there were no Level 3 assets or liabilities.

Following is a description of the valuation methodologies used for the Master Trust assets measured at fair value.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies: Valued at fair value using published market prices, which represent the net asset value of shares held by the C&S Plan at year-end.

Common/collective trusts: Valued at net asset value based on the fair value of the underlying investments of the trust as determined by the sponsor of the trust.

Cash equivalents: Valued at cost, which approximates fair value.

2. Summary of Significant Accounting Policies (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Administration Committee believes that its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

TI Contribution and 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust assets at fair value as of December 31, 2014 (dollars in thousands).

	Level 1	Level 2	Level 3	Total
Common/Collective Trusts:				
Northern Trust Short Term Investment Fund (a)	$ –	$ 464,219	$ –	$ 464,219
Northern Trust Daily Aggregate Bond Index Fund (a)	–	433,866	–	433,866
BlackRock Equity Index Fund (b)	–	825,750	–	825,750
Northern Trust Russell 1000 Value Equity Index Fund (a)	–	200,698	–	200,698
Northern Trust Russell 1000 Growth Equity Index Fund (a)	–	410,171	–	410,171
Northern Trust Russell 2000 Equity Index Fund (a)	–	265,449	–	265,449
BlackRock EAFE (International) Equity Index Fund (b)	–	409,728	–	409,728
Northern Trust S&P 400 MidCap Index Fund (a)	–	189,329	–	189,329
BlackRock LifePath Index Retirement Fund (b)*	–	114,578	–	114,578
BlackRock LifePath Index 2020 Fund (b)*	–	126,450	–	126,450
BlackRock LifePath Index 2030 Fund (b)*	–	131,924	–	131,924
BlackRock LifePath Index 2040 Fund (b)*	–	84,437	–	84,437
BlackRock LifePath Index 2050 Fund (b)*	–	25,728	–	25,728
Subtotal	–	3,682,327	–	3,682,327
TI Common Stock** (a)	739,927	–	–	739,927
Registered Investment Company:				
Fidelity Puritan Fund-Class K (a)	115,079	–	–	115,079
Brokerage Window***:				
Cash and cash equivalents (a)	83,438	–	–	83,438
Registered investment companies (a)	72,213	–	–	72,213
Other common stocks (a)	202,859	–	–	202,859
Other investments (a)	–	18,078	–	18,078
Subtotal	358,510	18,078	–	376,588
Total Master Trust assets at fair value	$1,213,516	$3,700,405	$ –	$4,913,921

2. Summary of Significant Accounting Policies (continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust assets at fair value as of December 31, 2013 (dollars in thousands).

	Level 1	Level 2	Level 3	Total
Common/Collective Trusts:				
Northern Trust Short Term Investment Fund (a)	$ –	$ 489,182	$ –	$ 489,182
Northern Trust Daily Aggregate Bond Index Fund (a)	–	386,431	–	386,431
BlackRock Equity Index Fund (b)	–	772,045	–	772,045
Northern Trust Russell 1000 Value Equity Index Fund (a)	–	174,483	–	174,483
Northern Trust Russell 1000 Growth Equity Index Fund (a)	–	372,601	–	372,601
Northern Trust Russell 2000 Equity Index Fund (a)	–	289,722	–	289,722
BlackRock EAFE (International) Equity Index Fund (b)	–	433,606	–	433,606
Northern Trust S&P 400 MidCap Index Fund (a)	–	167,684	–	167,684
BlackRock LifePath Index Retirement Fund (b)*	–	114,155	–	114,155
BlackRock LifePath Index 2020 Fund (b)*	–	117,462	–	117,462
BlackRock LifePath Index 2030 Fund (b)*	–	119,257	–	119,257
BlackRock LifePath Index 2040 Fund (b)*	–	76,561	–	76,561
BlackRock LifePath Index 2050 Fund (b)*	–	19,280	–	19,280
Subtotal	–	3,532,469	–	3,532,469
TI Common Stock** (a)	677,984	–	–	677,984
Registered Investment Company:				
Fidelity Puritan Fund-Class K (a)	104,946	–	–	104,946
Brokerage Window***:				
Cash and cash equivalents (a)	80,058	–	–	80,058
Registered investment companies (a)	65,153	–	–	65,153
Other common stocks (a)	164,805	–	–	164,805
Other investments (a)	–	18,431	–	18,431
Subtotal	310,016	18,431	–	328,447
Total Master Trust assets at fair value	$1,092,946	$3,550,900	$ –	$4,643,846

2. Summary of Significant Accounting Policies (continued)

* The BlackRock LifePath Index funds are target date allocation funds. These funds hold a mix of broad-market stock, bond, and real estate index funds designed for participants who expect to retire in or close to the target year stated in the fund's name. With the exception of the BlackRock LifePath Index Retirement Fund (LifePath Retirement Fund), over time, the mix of the funds will gradually shift to more fixed income securities as the target year approaches. Upon reaching the target year, the fund will be blended into the LifePath Retirement Fund, which is designed to provide those participants who are withdrawing money from the C&S Plan with an appropriate blend of growth, income, and inflation protection.

** The TI common stock held by the C&S Plan is the principal component of the TI Stock Fund. The TI Stock Fund also includes an investment in the Northern Trust Short Term Investment Fund to provide liquidity, which allows participants to buy and sell the TI Stock Fund on a daily basis without the usual three-day trade settlement period for individual stock transactions. Participant ownership in the TI Stock Fund is measured in units of the fund instead of in shares of TI common stock.

*** The Brokerage Window is provided for participants who want more investment choices than the core options offered by the C&S Plan. Through the window, participants have access to the wide range of funds and securities available from Fidelity Investments. As of December 31, 2014 and 2013, the investment holdings of the participants via the window included a large variety of mutual funds, exchange-traded funds and individual securities, with no material concentration in any one investment or industry.

<u>Ability of the Plan's administrator to Redeem the Funds at the Plan Level</u>

(a) Redemptions allowed with one-day's notice.

(b) Redemptions allowed with 30-days' notice.

2. Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The investment funds offered to participants in the C&S Plan largely consist of low-cost, broad-market index funds to mitigate risks of concentration within market sectors. Other than the TI Stock Fund, each of the funds is diversified across a wide number of securities within its stated asset class.

The C&S Plan invests in securities that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain securities, it is at least reasonably possible that changes in the values of such securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Related-Party Transactions

Certain C&S Plan investments in the common/collective trusts are managed by Northern Trust. Northern Trust is the trustee as defined by the C&S Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the C&S Plan's assets are invested in the Company's common stock. Because the Company is the C&S Plan's sponsor, transactions involving the Company's common stock qualify as party-in-interest transactions. All of these transactions are exempt from ERISA's prohibited transaction rules.

Basis of Accounting

The financial statements of the C&S Plan are prepared using the accrual basis of accounting. Benefit payments are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balances plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant's loan to be a distribution, the participant's loan balance is reduced and a benefit payment is recorded.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting Standards Issued but not yet Adopted

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07 *Fair Value Measurements and Disclosures (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07)*. ASU 2015-07 removes the requirement to categorize within the fair value hierarchy certain investments for which fair value is not readily available but is measured using the net asset value per share. The guidance is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years and requires retrospective presentation. The Company expects the new standard will have no impact on the financial statements.

3. Interest in Master Trust

The C&S Plan's investments are held in the Master Trust, which was established for the investment of assets of the C&S Plan and the Savings Plan sponsored by TI (see Note 1). The fair value of the commingled investments of all participating plans in the Master Trust accounts at December 31, 2014 and 2013, and the percentage interest the C&S Plan holds in each of the Master Trust accounts are summarized as follows (dollars in thousands):

	2014		2013	
	Master Trust Fair Value	**C&S Plan Percentage Interest**	**Master Trust Fair Value**	**C&S Plan Percentage Interest**
Common/Collective Trusts:				
Northern Trust Short Term Investment Fund	**$ 464,219**	**70%**	$ 489,182	70%
Northern Trust Daily Aggregate Bond Index Fund	**433,866**	**75**	386,431	73
BlackRock Equity Index Fund	**825,750**	**81**	772,045	80
Northern Trust Russell 1000 Value Equity Index Fund	**200,698**	**79**	174,483	79
Northern Trust Russell 1000 Growth Equity Index Fund	**410,171**	**79**	372,601	78
Northern Trust Russell 2000 Equity Index Fund	**265,449**	**81**	289,722	79
BlackRock EAFE (International) Equity Index Fund	**409,728**	**79**	433,606	78
Northern Trust S&P 400 MidCap Index Fund	**189,329**	**86**	167,684	88
BlackRock LifePath Index Retirement Fund	**114,578**	**73**	114,155	73
BlackRock LifePath Index 2020 Fund	**126,450**	**66**	117,462	67
BlackRock LifePath Index 2030 Fund	**131,924**	**82**	119,257	82
BlackRock LifePath Index 2040 Fund	**84,437**	**89**	76,561	89
BlackRock LifePath Index 2050 Fund	**25,728**	**88**	19,280	86
TI Common Stock	**739,927**	**69**	677,984	68
Registered Investment Company:				
Fidelity Puritan Fund-Class K	**115,079**	**93**	104,946	94
Brokerage Window:				
Cash and cash equivalents	**83,438**	**73**	80,058	70
Registered investment companies	**72,213**	**69**	65,153	67
Other common stocks	**202,859**	**71**	164,805	70
Other investments	**18,078**	**61**	18,431	58
	$4,913,921		$4,643,846	

At December 31, 2014 and 2013, the C&S Plan's portion of the Master Trust assets was approximately 77%, or $3.762 billion, and 76%, or $3.520 billion, respectively.

3. Interest in Master Trust (continued)

Net investment gain of the Master Trust accounts for the year ended December 31, 2014, and the C&S Plan's share of net investment gain of each Master Trust account are summarized as follows (dollars in thousands):

	Master Trust			
	Net Appreciation/ (Depreciation) in Fair Value of Investments	Interest and Dividends	Net Investment Gain/ (Loss)	C&S Plan Share in Net Investment Gain/(Loss)
Common/Collective Trusts:				
Northern Trust Short Term Investment Fund	$ –	$ 553	$ 553	69%
Northern Trust Daily Aggregate Bond Index Fund	24,100	–	24,100	74
BlackRock Equity Index Fund	102,159	–	102,159	81
Northern Trust Russell 1000 Value Equity Index Fund	23,856	–	23,856	79
Northern Trust Russell 1000 Growth Equity Index Fund	48,065	–	48,065	79
Northern Trust Russell 2000 Equity Index Fund	12,845	–	12,845	80
BlackRock EAFE (International) Equity Index Fund	(23,521)	–	(23,521)	78
Northern Trust S&P 400 MidCap Index Fund	16,826	–	16,826	87
BlackRock LifePath Index Retirement Fund	6,125	–	6,125	73
BlackRock LifePath Index 2020 Fund	6,774	–	6,774	67
BlackRock LifePath Index 2030 Fund	7,179	–	7,179	82
BlackRock LifePath Index 2040 Fund	4,843	–	4,843	89
BlackRock LifePath Index 2050 Fund	1,295	–	1,295	87
TI Common Stock	142,399	18,580	160,979	69
Registered Investment Company:				
Fidelity Puritan Fund-Class K	11,588	–	11,588	94
Brokerage Window:				
Cash and cash equivalents	–	1,581	1,581	73
Registered investment companies	3,950	1,368	5,318	69
Other common stocks	5,414	3,844	9,258	71
Other investments	759	343	1,102	61
	$ 394,656	$ 26,269	$ 420,925	

The C&S Plan's portion of the net investment gain of the Master Trust was approximately 76%, or $317.8 million, for the year ended December 31, 2014.

4. Income Tax Status

The C&S Plan received a determination letter from the Internal Revenue Service (IRS) dated March 18, 2014, stating that the C&S Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the C&S Plan was amended. The C&S Plan is required to operate in conformity with the Code to maintain its qualification. The Administration Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. GAAP requires the Administration Committee to evaluate uncertain tax positions taken by the C&S Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Administration Committee has analyzed the tax positions taken by the C&S Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The C&S Plan has recognized no interest or penalties related to uncertain tax positions. The C&S Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Administration Committee believes it is no longer subject to income tax examinations for years prior to 2011.

5. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31	
	2014	**2013**
Net assets available for benefits per the financial statements	**$ 3,807,095**	$ 3,565,593
Less benefits payable	**(343)**	(2,098)
Net assets available for benefits per the Form 5500	**$ 3,806,752**	$ 3,563,495

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands):

	Year Ended December 31 2014
Benefits paid to participants per the financial statements	$ 239,776
Plus benefits payable at December 31, 2014	343
Less benefits payable at December 31, 2013	(2,098)
Benefits paid to participants per the Form 5500	$ 238,021

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment prior to December 31 but had not been paid as of that date.

Supplemental Schedule

TI Contribution and 401(k) Savings Plan

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 75-0289970
Plan #: 092

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
				(In Thousands)
*	Participants	Loans with interest rates ranging from 2.25% to 10.00% with various maturities	$ –	$ 41,832

* Indicates party-in-interest to the C&S Plan.

EXHIBITS

Designation of Exhibit in this Report	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the C&S Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TI CONTRIBUTION AND 401(k) SAVINGS PLAN

By: 

Ben Carter
Chair, Administration Committee

Date: June 23, 2015

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 Nos. 333-41913 and 333-197792) pertaining to the TI Contribution and 401(k) Savings Plan of our report dated June 23, 2015, with respect to the financial statements and schedule of the TI Contribution and 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2014.

Ernst & Young LLP

Dallas, Texas
June 23, 2015